EXHIBIT 99.2
SUMMARY OF
THE FINANCIAL STATEMENTS FOR 2004
      Below the main contents of the Annual Report for the year ended December 31, 2004, are rendered, followed by an overview of selected financial data. The following should be read in conjunction with, and is qualified in its entirety by Olicom’s financial statements and the related notes thereto, which are available at www.olicom.com in both a Danish and an English version commencing April 7, 2005.
      Key highlights of the year include:

•	For 2004, Olicom’s net result was a loss of DKK 21.4 million ($3.9 million), which corresponds to the previously announced expectations of a loss of DKK 22-25 million. Shareholders’ equity at the end of 2004 was DKK 215.2 million ($39.4 million) or DKK 12.70 ($2.32) per share.

•	During 2004, the Company made only follow-on investments in existing portfolio companies and concentrated on the further development of these portfolio companies.

•	In 2004 the value of the portfolio companies Decuma AB and Scalado AB were written down by a total amount of DKK 15 million ($2.7 million). Decuma sold off all it business activities in 2004, and in this connection Olicom booked an anticipated loss of DKK 9 million ($1.6 million). During 2004 Scalado completed a new financing round with Industrifonden as a new investor. As a consequence of the terms of this financing round, Olicom wrote down the value of its investment in Scaldo by DKK 6 million ($1.1 million).

•	A change in the interpretation of the Danish Company Accounts Act has resulted in venture investment companies now being considered to be obligated to prepare group financial statements in which the financial statements of portfolio companies, which also qualify as being subsidiaries, are consolidated even though shareholdings in such companies are held only for the purpose of a later sale. As a result of the foregoing, Olicom is required to prepare group financial statements in which the financial statements for Interactive Televison Entertainment ApS (“ITE”) are consolidated with those of Olicom. The accounting policy to be applied in group financial statements is such that ITE is not included at market value but at equity value accounted for since the dates of Olicom’s acquisition of shares in ITE in June 2001 and July 2002. During the period in which Olicom has held shares in ITE, the company has undertaken a restructuring which is expected to be completed in 2005. The prescribed accounting policies for the group financial statements mean that the group result and the group shareholders’ equity was negatively impacted by ITE’s operating losses during the restructuring period and by depreciation of purchased rights (brand, trade marks, etc.) and amortization of goodwill. For the group financial statements for 2004, this change in interpretation means that Olicom’s shareholders’ equity at the beginning of the year was decreased by tDKK 25.542 ($4.7 million). The group financial statements for 2004 show a loss of tDKK 29.510 ($5.4 million), and shareholders’ equity by the end of 2004 is tDKK 181.539 ($33.2 million). ITE is expected to make a small profit for 2005. Due to significant, but usual seasonality in ITE’s revenues, ITE’s results for the first three quarters of the year are expected to be negative. Olicom considers that the results of its venture investment activities are best reflected in the financial statements for Olicom A/ S in which ITE and the other portfolio companies are included at market value.

SELECTED FINANCIAL DATA
      The overview below shows the key figures for the Company’s venture investment activities. The figures for 2000-2003 are group figures for the venture investment activities, while the figures for 2004 are the figures for Olicom A/ S.
Key Figures (in thousands except per share amounts and return on equity):

	2000	2001	2002	2003	2004	2004
	DKK	DKK	DKK	DKK	DKK	USD*

						Convenience
						translation
Consolidated Statement of Income
Valuation adjustments of portfolio companies	(2,609)	(27,739)	(22,790)	4,035	(15,000)	(2,743)
Administrative expenses	24,569	17,249	16,733	11,220	7,385	1,351
Income (loss) from primary operations	(27,178)	(44,988)	(39,523)	(7,185)	(22,385)	(4,094)
Other operating income	175	810	593	877	1,129	206
Other operating expenses	198	796	598	877	1,129	206
Foreign currency gains and Losses	20,132	101	(113)	306	286	52
Other financial items, etc.	5,817	6,820	6,380	1,470	267	49
Income (loss) before income tax	(1,252)	(38,053)	(33,261)	(5,409)	(21,832)	(3,993)
Income tax of net income	0	0	0	0	0	0
Ordinary result after tax	(1,252)	(38,053)	(33,261)	(5,409)	(21,832)	(3,993)
Income of discontinued business operations	82,735	42,972	15,025	14,623	438	80
Net income (loss)	81,483	4,919	(18,236)	9,214	(21,394)	(3,913)

Balance Sheet Data
Working capital	221,204	181,410	116,902	105,482	88,973	16,273
Total assets	308,271	286,898	248,718	243,428	221,840	40,574
Total shareholders’ equity at year-end	243,100	244,347	227,034	236,591	215,197	39,359

Key Figures
Book value per share at year-end	13.96	14.27	13.40	13.97	12.70	2.32
Share price at year-end	10.96	8.67	4.98	7.64	7.23	1.32
Return on equity (%)	39.6	2.0	(7.7)	4.0	(9.5)	(1.74)
Earnings (loss) per share	4.6	0.28	(1.07)	0.54	(1.26)	(0.23)
Weighted average shares outstanding	17,726	17,294	17,035	16,938	16,938

*	For convenience, amounts in DKK above and elsewhere in this Summary have been translated into US$ applying the year-end rate of DKK 5.4676 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.

•	Investment in portfolio companies
      At year-end, the Company’s portfolio consisted of investments in 8 companies.

Sifira A/ S
      Sifira has developed a number of messaging products reaching from a simple web-based answering machine with optional extra functionalities to advanced solutions for small and medium sized companies. During 2004 Sifira made further developments to its voicemail and also launched Who-Called-Me and CallRecorder services. The products are sold in Scandinavia on a service or license basis to mobile and fixed wire operators and service providers. Longer than anticipated sell-in periods meant that Sifira did not reach a balanced cash flow in 2004. Sifira is currently negotiating with more telephone companies, and if some of these negotiations are successful, Sifira should experience a balanced cash flow in 2005. At year-end, the Company had invested DKK 18 million ($3.3 million) in Sifira and owned 57.2% of the company. Furthermore, the Company has granted a loan to Sifira. Sifira has 14 employees.

Interactive Television Entertainment ApS
      Interactive Television Entertainment ApS (“ITE”) is especially known for its Hugo game character, which today is present in more than 30 geographical markets. The company’s main activity is the publishing of games for PC, Sony Playstation and mobile phones. In certain markets the sale of games is supported by ITE’s interactive TV concept. In 2004 ITE showed progress especially in the Russian and Polish markets. Also in 2004 ITE launched a daily TV show in China. Due to increased revenues and expense reductions ITE obtained an improved result at EBITDA level. In 2005 ITE expects to further improve both revenues and result. The Company has invested DKK 22.4 million ($4.1 million) in ITE and owns 100% of the company. Furthermore, the Company has granted a loan to ITE. ITE has 37 employees.

Hymite A/ S
      Hymite develops and markets technologies and products for hermetic sealing of semiconductor components, optical components and MEMS (Microelectromechanical systems) integrated circuits. Hymite’s concepts for multifunctional optical modules are expected to provide substantial cost savings compared to existing state-of-the-art technologies, where components are separately deployed. Hymite has several patents pending on the basis of its technology. During 2003 and 2004, Hymite signed a number of cooperation agreements concerning the development of prototypes, which are expected to lead to volume agreements or license agreements where the customer is responsible for the volume production. In March 2004 Hymite raised DKK 72 million in a new investment round with German-American Techno Venture Management and Swedish InnovationsKapital as lead investors. All existing investors comprising Vertex Management, Dansk Kapitalanlæg, Vækstfonden and Olicom participated in the round. The funding round was completed in February 2005 in accordance with the terms of the agreement. The Company has invested DKK 14.4 million ($2.6 million) in Hymite and owns 10.9% of the company. Furthermore, the Company has granted a loan to Hymite, which was converted to equity in February 2005. At its offices in Lyngby and Berlin, Hymite has 32 employees in total.

LH Comlog A/ S
      Comlog is a mobile data technology company, which develops and markets fleet management systems for the transportation industry. Comlog has developed a range of mobile data terminals based on GSM and GPRS mobile data technology and GPS — the satellite based global positioning system. The GSM/ GPRS technology enables terminals to send and receive data in most of the world, and the GPS system enables the terminals to determine their geographical position accurate to a few meters. During 2004 Comlog improved its systems integration to the customers’ existing software systems. In 2004, Comlog experienced a growth in turnover of

45%, which in part is due to the company’s progress in the German market. Further progress is expected in 2005. The Company’s investment in Comlog, which was made in cooperation with a Danish investor, amounts to DKK 12.5 million ($2.3 million) and the Company owns 22.5% of Comlog. Comlog has 28 employees.

Scalado AB
      Scalado, which is located in Lund, Sweden, has developed solutions and applied for patents for rendering and transferring digital image information independent of communication technology. Due to the rapidly increasing popularity of cameras integrated in mobile phones, Scalado decided in 2003 to focus on this market, as the company’s technology is very suitable for supporting the use of cameras in mobile phones and other handheld devices. Scalado’s technology solves the problems related to small bandwidth and CPU and memory restrictions in handheld devices. During 2004 Scalado signed agreements with producers of mobile phones such as Nokia, SonyEricsson and others. The company expects that additional agreements will be signed in 2005. In August 2004 Scalado raised DKK 12.3 million ($2.2 million) in a financing round with Swedish venture capital company Industrifonden as lead investor. Olicom converted a loan and invested a total of DKK 5.8 million ($1.1 million) as part of the round. The Company has invested DKK 25.5 million ($4.7 million) in Scalado and owns 48.2% of the company. Furthermore, the Company has granted a convertible loan to Scalado. Scalado has 15 employees.

Decuma AB
      Decuma, which is also located in Lund, Sweden, develops and markets handwriting recognition software for handheld devices like mobile phones, PDAs, PC Tablets and digital pens. In December 2004 Canadian Zi Corporation, who is a leading supplier of intelligent interface solutions, acquired Decuma’s activities. Zi Corporation acquired all intellectual property rights, assets and receivables from Decuma in return for shares in Zi Corporation. The transaction closed in January 2005 after approval by Decuma’s shareholders and assignment of certain contracts and business relationships from Decuma to Zi Corporation. Decuma is expected to be liquidated in 2005 following which the payment from Zi Corporation will be distributed to Decuma’s shareholders. In 2004 Olicom wrote down the value of its DKK 14.3 million ($2.6 million) investment in Decuma to reflect the anticipated value of the Company’s share of the liquidation proceeds.

Danacell A/ S
      Danacell has developed and patented a new type of polymer membrane electrolyte for use in rechargeable lithium polymer and lithium ion batteries. The advantages of the membrane are expected to be a substantially increased energy density as well as a substantially increased peak current. It is expected that the underlying principles for Danacell’s patented polymer technology can be used to develop polymers that increase the efficiency of fuel cells. In 2004 the company concentrated on documenting the technology’s advantages. This work has now been completed, and the company will seek to sell the project during 2005. The Company has invested DKK 1.2 million ($0.2 million) in Danacell and owns 16.7% of the company. Furthermore, the Company has granted a loan to Danacell.

Tpack A/ S
      Tpack develops technology and products which enable suppliers of optical SONET/ SDH transmission systems to upgrade their products to support new intelligent data services based on IP and Ethernet like VPN (Virtual Private Network), dynamic adjustment of bandwidth and QoS (Quality of Service). Tpack’s solutions aim at operators who seek new ways to increase their revenue and who wish to reduce their operating expenses without making new big investments. Tpack enables operators to expand their existing network with new data services for IP, VPN and Ethernet at the same time as the utilization of bandwidth is improved. The demand for Tpack’s technology has been very strong, and in 2003 Tpack signed cooperation agreements with two very important players on the world market for equipment and chips for Ethernet over SDH and Sonet. In 2004 Tpack experienced strong interest for its technology and products, and further agreements were entered. Measured in DKK, signed contracts are expected to secure Tpack a turnover of a double-digit amount in millions over the coming years. The Company has invested DKK 12.5 million ($2.3 million) in Tpack and owns 22.3% of the company. The investment was made in cooperation with an international group of investors. Tpack has 48 employees.

•	Developments in 2005
      After the end of the fiscal year the Company entered a 3 year loan agreement, which increased the Company’s cash position by DKK 10 million ($1.8 million). The loan was provided by a non-related party. As part of the agreement Olicom sold 418,969 treasury shares, which are offset against the loan. The shares amount to 2.4% of the Company’s total outstanding shares. Following this transaction Olicom did not hold any treasury shares.
      The lender was also granted an option to purchase up to a total of 1,529,000 shares in Olicom, corresponding to 8.8% of the Company’s present share capital. If the option is exercised the purchase price per share will be DKK 7.70 ($1.41), corresponding to the market value when the loan was offered. The share purchase option may be exercised between May 1, 2005, and December 31, 2008. If the option is exercised, Olicom may, at its own discretion, choose to settle by paying an amount equal to the difference between the then current market value and the exercise price of the option shares.

•	Expectations for 2005
      During 2005 the Company will focus its efforts on the further development of its existing portfolio and on the sale of those portfolio companies which the Company considers ready for such sale. With a view to better exploit the Company’s management capacity, the Company will look into the possibilities of further developing the cooperation with other venture capital companies as well as with institutional investors. Olicom does not expect to participate by significant amounts in possible follow-on investments in its portfolio companies.
      The Company believes that during 2005 only a few of its portfolio companies are at risk of deviating so significantly from the current expectations to their further development that this will cause a further write down of their estimated market value at the end of 2004. The Company cannot exclude the possibility of having to make write downs due to dilution of the Company’s shareholdings as a consequence of the Company not participating in follow-on investment rounds due to cash position considerations. Write downs may also happen if Olicom, from a longer term perspective, wishes to offer particularly attractive terms to new investors whom Olicom believes will cause an accelerated value growth, which exceeds the value of a temporary write down. Currently the Company is in the initial stages of negotiation with such a particularly qualified investor about an investment in a portfolio company. If final agreement is reached the Company expects to make a significant, but in the opinion of the Company, temporary write down.
      The Company is actively pursuing exit sales of those portfolio companies which it considers to be ready for a sale. Whether such exits can be carried through is uncertain, for which reason the Company’s expected result for 2005 does not include possible profits from exits. Assuming that it will not be necessary to write off portfolio investments and assuming that significant write downs will not be made during 2005, the Company expects a negative result for 2005 in the order of DKK 10-15 million ($1.8-2.7 million).

•	The Group result
      For 2004, the Group’s net result was a loss of tDKK 29,510, of which tDKK 8,116 was due to the changed accounting policy regarding consolidation of portfolio companies, which are also associated companies.

•	The Group shareholders’ equity
      The Group’s shareholders’ equity at year-end was DKK 182 million, corresponding to 86% of total assets of DKK 210 million. At year-end 2003, the Group’s shareholders’ equity was DKK 237 million. The accounting policy to be applied in the Group’s financial statements is such that ITE is not included at market value but at equity value accounted for since the dates of Olicom’s acquisition of shares in ITE in June 2001 and July 2002. Because of this change in accounting policy, the Group’s shareholders’ equity was decreased by DKK 26 million ($4.7 million) at the beginning of the year.

SELECTED FINANCIAL DATA FOR THE GROUP
      The Group’s selected financial data for 2004 is not comparable with subsequent years, due to the fact that the 2004 figures include figures from a portfolio company, which has been consolidated as for 2004.
Key Figures (in thousands except per share amounts and return on equity):

	2000	2001	2002	2003	2004	2004
	DKK	DKK	DKK	DKK	DKK	USD*

						Convenience
						translation
Consolidated Statement of Income
Net sales	0	0	0	0	33,223	6,076
Valuation adjustments of portfolio companies	(2,609)	(27,739)	(22,790)	4,035	(15,000)	(2,743)
Income (loss) from primary operations	(27,178)	(44,988)	(39,523)	(7,185)	(29,675)	(5,427)
Other operating income	175	810	593	877	1,129	206
Other operating expenses	198	796	598	877	1,129	206
Foreign currency gains and losses	20,132	101	(113)	306	286	52
Other financial items, etc.	5,817	6,820	6,380	1,470	(521)	(95)
Income (loss) before income tax	(1,252)	(38,053)	(33,261)	(5,409)	(29,910)	(5,470)
Income tax of net income	0	0	0	0	38	7
Ordinary result after tax	(1,252)	(38,053)	(33,261)	(5,409)	(29,948)	(5,477)
Income of discontinued business operations	82,735	42,972	15,025	14,623	438	80
Net income (loss)	81,483	4,919	(18,236)	9,214	(29,510)	(5,397)

Balance Sheet Data
Fixed assets	21,896	59,260	107,830	130,490	129,298	23,648
Current assets	286,375	227,638	140,888	112,938	80,860	14,789
Total assets	308,271	286,898	248,718	243,428	210,158	38,437
Total shareholders’ equity at year-end	243,100	244,347	227,034	236,591	181,539	33,203
Provisions	34,228	30,118	13,686	1,033	464	85
Short term debt	30,943	12,433	7,998	5,804	28,155	5,149

Key Figures
Book value per share at year-end	13.96	14.27	13.40	13.97	10.72	1.96
Share price at year-end	10.96	8.67	4.98	7.64	7.23	1.32
Return on equity (%)	39.6	2.0	(7.7)	4.0	(14.1)	(2.58)
Earnings (loss) per share	4.6	0.28	(1.07)	0.54	(1.74)	(0.32)
Weighted average shares outstanding	17,726	17,294	17,035	16,938	16,938

*	For convenience, amounts in DKK above and elsewhere in this Summary have been translated into US$ applying the year-end rate of DKK 5.4676 per US$ 1.00. This translation should not be construed to imply that the DKK amounts actually represent, or have been or could have been converted into, US dollars at such rate.